UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Bonso Electronics International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

098529 30 8

(CUSIP Number)

Anthony So Hung Gun

c/o Bonso Electronics International Inc.

Unit 1404, 14/F, Cheuk Nang Centre

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(852) 2605 5822

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2012, March 31, 2013, July 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ❑

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 098529 30 8

1	NAME OF REPORTING PERSON Anthony So Hung Gun S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada citizen
NUMBER OF	7	SOLE VOTING POWER 2,581,770 (See Notes 1 and 2)
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,581,770 (See Notes 1 and 2)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,581,770 shares (See Notes 1 and 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.0% (See Note 3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Note 1.  Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.

Note 2.  On March 31, 2012, 128,000 options to purchase shares expired, unexercised, reducing Mr. So’s beneficial ownership from 2,632,270 shares to 2,504,270. On March 31, 2013, an additional 222,500 options to purchase shares expired, unexercised, reducing Mr. So’s beneficial ownership from 2,504,270 to 2,281,770. On July 9, 2015, Mr. so was granted 300,000 options to purchase shares, which increased his beneficial ownership from 2,281,770 to 2,581,770 shares. On March 9, 2020, Mr. So exercised 150,000 of those options. As of the date of this Schedule 13D, Mr. So’s beneficial ownership remains at 2,581,770 shares, 150,000 of which underlie options to purchase shares.

Note 3.  The number of shares outstanding is 4,630,873 shares, with 5,543,639 being the total number of shares issued, which includes 912,766 shares in treasury. This calculation is based upon the number of shares outstanding of 4,630,873.

Item 1. Security and Issuer

This Statement relates to the Common Stock, $.003 par value (the "Common Stock"), of Bonso. Bonso's address is Unit 1404, 14/F, Cheuk Nang Centre, 9 Hillwood Road, Tsimshatsui, Kowloon, Hong Kong.

Item 2. Identity and Background

(a)  The name of the person filing this statement on Schedule 13D is Anthony So Hung Gun (“Mr. So or the “Reporting Person”).

(b)  The business address of Anthony So is as follows:

Anthony So Hung Gun

c/o Bonso Electronics International Inc.

Unit 1404, 14/F, Cheuk Nang Centre

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(c)  Mr. So is the Issuer’s Chairman of the Board and Director.

(d)(e) During the last five years, Mr. So has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. So is a citizen of Canada.

Items 3.

This Statement does not relate to any acquisition of shares.

Items 4.

The Board of Directors of Bonso, of which Mr. So is the Chairman, may in the future consider one or more plans, proposals or transactions, including but not limited to:

(1) various extraordinary transactions, such as a merger, reorganization, including but not limited to a going private transaction, or liquidation;

(2) the purchase, sale or transfer of a material amount of assets of Bonso;

(3) a material change in the present dividend rate or policy, or indebtedness or capitalization of Bonso;

(4) a change in the present board of directors or management of Bonso, including, but not limited to, plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

(5) any other material change in Bonso's corporate structure or business;

(6) the delisting of Bonso’s Common Stock from the NASDAQ capital market;

(7) the termination from registration of Bonso’s Common Stock;

(8) the offer and sale of additional securities of Bonso; and

(9) changes in Bonso's memorandum and articles of association or other actions that could impede the acquisition of control of Bonso.

Except as discussed below, as of the date of this report, the Board of Directors has not made any plans or considered any proposals or transactions relating to the foregoing but may do so in the future.

As permitted by law, Mr. So may purchase shares of Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of Bonso and upon other developments, including but not limited to general economic, stock market conditions and the price of Bonso's common stock.

Item 5. Interest in Securities of the Issuer

(a)	As of the date of this Statement, Mr. So beneficially owns 2,581,770 shares, or 54.0% of the Issuer’s Common Stock. See Notes 1, 2 and 3 above. This amount includes 150,000 options to acquire shares of Bonso’s Common Stock.

(b)	Mr. So has the sole power to vote or direct the vote and dispose or direct the disposition of 2,581,770 shares of the Issuer’s Common Stock beneficialy owned by him. Of this amount, Mr. So owns 150,000 options to acquire shares of common stock.

(c)	On March 9, 2020, Mr. So exercised options to purchase 150,000 shares of the Issuer’s Common Stock at $1.50 per share, for an aggregate exercise price of $225,000. Mr. So paid the exercise price from his personal funds.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares reported on this Statement.

(e)	Not applicable

Item 6.  Not Applicable.

Item 7.  Exhibits

Not applicable

The Reporting Person declares that the filing of this Schedule 13D, as amended from time to time, shall not be construed as an admission by the Reporting Person that he is the beneficial owner, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, of any of the securities covered by this report.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Anthony So Hung Gun
Dated: April 3, 2020	Anthony So Hung Gun